
4imprint
Group plc

03 AUG -1 AM 7:21

25 July 2003


03029020

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
24.07.03	LSE Notification –M & G Investment Management Limited shares disposed.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours faithfully

Craig Slater
Finance Director

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 205252

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	M & G INVESTMENT MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	—

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
—	—	600,000	2.09

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13p	24-07-03	25-07-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
4,411,261	15.36

14. Any additional information	15. Name of contact and telephone number for queries
—	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification	
PP [signature]	DAVID SEEKINGS COMPANY SECRETARY
Date of notification 25-07-03 19	

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.



03 AUG -1 AM 7:21

25 July 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
25.07.03	LSE Notification –Second Advance Value Realisation Company Limited shares disposed

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

pp [signature]

Craig Slater
Finance Director

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No 498909

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	SECOND ADVANCE VALUE REALISATION COMPANY LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	/

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
/	/	685,000	2.39

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 p	24-07-03	25-07-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
3,041,499	10.59

14. Any additional information	15. Name of contact and telephone number for queries
/	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

pp [signature]

DAVID STEKINGS
COMPANY SECRETARY

Date of notification 25-07-03 ~~19~~

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.